EXHIBIT 99.1

                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE THREE AND NINE MONTHS ENDED

                         SEPTEMBER 30, 1996 AND 1995


                            EXHIBIT 99.1 (Continued)

                         PART I - FINANCIAL INFORMATION


ITEM 1. FINANCIAL STATEMENTS

a)              CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                          CONSOLIDATED BALANCE SHEET
                                (in thousands)


                                                  September 30, December 31,
                                                       1996          1995
                                                   (Unaudited)      (Note)
Assets
  Cash and cash equivalents                       $   2,288       $   2,132
  Other assets                                        3,357           3,773
  Investments in limited partnerships                   336             460
  Investment properties:
   Land                                              10,841          10,977
   Building and related personal equipment           88,289          85,853
                                                     99,130          96,830
   Less accumulated depreciation                    (56,967)        (53,493)
                                                     42,163          43,337

                                                  $  48,144       $  49,702

Liabilities and Partners' Deficit
  Accounts payable and accrued expenses           $   2,348       $   2,608
  Mortgage notes and interest payable                24,095          24,351
  Master loan and interest payable                  219,715         203,805
                                                    246,158         230,764
Partners' Deficit
  General partner                                    (1,967)         (1,797)
  Limited partners                                 (196,047)       (179,265)
                                                   (198,014)       (181,062)

                                                  $  48,144       $  49,702


Note: The balance sheet at December 31, 1995, has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements


                           EXHIBIT 99.1 (Continued)

                CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           STATEMENTS OF OPERATIONS
                                 (Unaudited)

                                (in thousands)

                                      Three Months Ended         Nine Months Ended
                                         September 30,             September 30,
                                       1996         1995         1996         1995
Revenues:
  Rental income                      $ 4,267     $  4,270     $ 13,105     $ 12,322
  Other income                            16           35           61          105
     Total revenues                    4,283        4,305       13,166       12,427

Expenses:
  Operating                            2,658        2,891        7,836        7,400
  General and administrative             163          140          447          507
  Interest                             5,729        5,272       17,186       15,856
  Depreciation and amortization        1,283        1,459        3,841        4,379
  Write down of investment
   properties                             --       15,406          800       15,406
     Total expenses                    9,833       25,168       30,110       43,548

Loss on disposal of property              --          (37)          --          (37)

          Net loss                   $(5,550)    $(20,900)    $(16,944)    $(31,158)

Net loss allocated
  to general partner (1%)            $   (55)    $   (209)    $   (169)    $   (312)
Net loss allocated
  to limited partners (99%)           (5,495)     (20,691)     (16,775)     (30,846)

                                     $(5,550)    $(20,900)    $(16,944)    $(31,158)

          See Accompanying Notes to Consolidated Financial Statements


                              EXHIBIT 99.1 (Continued)

c)                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                    CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
                                    (Unaudited)
                                   (in thousands)

                                                   General      Limited
                                                   Partner      Partners      Total
Partners' deficit at December 31, 1994            $(1,434)     $(143,358)   $(144,792)

Net loss for the nine months ended
  September 30, 1995                                 (312)       (30,846)     (31,158)

Partners' deficit at September 30, 1995           $(1,746)     $(174,204)   $(175,950)

Partners' deficit at December 31, 1995            $(1,797)     $(179,265)   $(181,062)

Net loss for the nine months ended
  September 30, 1996                                 (169)       (16,775)     (16,944)

Distributions to partners                              (1)            (7)          (8)

Partners' deficit at September 30, 1996           $(1,967)     $(196,047)   $(198,014)

            See Accompanying Notes to Consolidated Financial Statements

                              EXHIBIT 99.1 (Continued)

d)                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)

                                                            Nine Months Ended
                                                              September 30,
                                                            1996        1995
Cash flows from operating activities:
 Net loss                                                $(16,944)    $(31,158)
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation and amortization                            3,852        4,379
   Loss on disposal of property                                --           37
   Write-down of investment property                          800       15,406
   Change in accounts:
     Other assets                                             106         (628)
     Accounts payable and accrued expenses                   (259)         444
     Interest on master loan                               15,534       13,380
     Due to affiliates                                         --       (1,308)
     Interest payable                                          67           20
        Net cash provided by operating activities           3,156          572

Cash flows from investing activities:
 Property improvements and replacements                    (3,100)      (1,294)
 Proceeds from sale of investments                             --       10,018
 Purchase of investments                                       --       (9,629)
 Distributions from investment in limited partnerships        124           --
        Net cash used in investing activities              (2,976)        (905)

Cash flow used in financing activities:
 Principal payments on notes payable                         (323)        (331)
 Principal payments on Master Loan                           (625)          --
 Loan costs paid                                              (68)          --
 Advances received on Master Loan                           1,000           --
 Distributions paid to Partners                                (8)          --
        Net cash used in
          financing activities                                (24)        (331)

Net increase (decrease) in cash and cash equivalents          156         (664)

Cash and cash equivalents at beginning of period            2,132        1,936
Cash and cash equivalents at end of period               $  2,288     $  1,272
Supplemental disclosure of cash flow information:
 Cash paid for interest                                  $  1,574     $  3,750


            See Accompanying Notes to Consolidated Financial Statements

                              EXHIBIT 99.1 (Continued)

e)                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc., (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1996, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1996.

Certain reclassifications have been made to the 1995 information to conform to the 1996 presentation.

Consolidation

In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"), as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the nine month periods ended September 30, 1996 and 1995. Fees paid to affiliates of Insignia during the nine month periods ended September 30, 1996 and 1995, are included in operating expenses on the consolidated statement of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities. The General Partner, and its current affiliates, received reimbursements for the nine months ended September 30, 1996 and 1995, as reflected in the following table.

Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP/2's properties. Advisory fees paid pursuant to this agreement are included in general and administrative expenses on the consolidated statement of operations and are reflected in the following table:

                                                  For the Nine Months Ended
                                                        September 30,
                                                   1996               1995
                                                       (in thousands)

 Property management fees                          $626               $649
 Investment advisory fees                           115                136
 Lease commissions                                  233                274
 Reimbursement for services of affiliates (1)       258                280


 (1) Included in "reimbursements for services of affiliates" in 1996 is approximately $39,000 in reimbursements for construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the Master Loan Agreement, which is described more fully in the 1995 Annual Report. No interest payments were made during the nine month periods ended September 30, 1996. CCEP/2 made interest payments of approximately $721,000 during the corresponding period of 1995. (See further discussion in "Note D"). Advances in the amount of $1,000,000 were made under the Master Loan Agreement during the nine months ended September 30, 1996, to fund planned improvements at CCEP/2's investment properties. Principal payments of approximately $625,000 were made on the Master Loan during the nine months ended September 30, 1996.

On July 1, 1995, CCEP/2 began insuring its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP/2's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.


NOTE C - SUBSEQUENT EVENT - MORTGAGE NOTE PAYABLE

Richmond Plaza's mortgage indebtedness of approximately $14,232,000 matured in March 1995, with waivers of the default obtained from the lender through June 15, 1996. The Partnership continued making the monthly payment of approximately $132,000 under the terms of the original note through September 30, 1996, while negotiating the refinancing with the original lender. During the negotiation period, the lender did not issue a formal waiver but continued to accept payments under the terms of the original note. On October 1, 1996, the Partnership signed a promissory note with the existing mortgage holder for $14,500,000 with an interest rate of 7.875% and a maturity date of June 1, 2000. The Partnership's new monthly payment is approximately $95,000 and the first payment is due on December 1, 1996.


NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at September 30, 1996, are approximately $90.6 million and approximately $129.1 million, respectively and December 31, 1995, were approximately $90.3 million and approximately $113.5 million, respectively.

During the second quarter of 1996, advances of approximately $1 million were made from Consolidated Capital Institutional Properties/2, L.P. ("CCIP/2") as an advance on the Master Loan to fund planned improvements at CCEP/2's investment properties. Through September 30, 1996, the Partnership paid approximately $124,000 as principal payments on the Master Loan which represented cash received by CCEP/2 on certain investments held by CCEP/2, which are required to be transferred to the Partnership per the Master Loan agreement. During the three months ended September 30, 1996, the Partnership paid an excess cash flow payment of approximately $501,000 (as defined in the Master Loan agreement) to CCIP/2, to be applied to the Master Loan principal.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow," generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.


NOTE E - ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Investment properties are accounted for under FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("SFAS 121"). SFAS 121 requires that impairment losses be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amounts. The fair values of the investment properties owned by the Partnership were determined using the net operating income of the investment property capitalized at a rate deemed reasonable for the type of property. Based on this valuation analysis it was determined that there was an impairment loss at Town Center, and the Partnership recorded a write down of $800,000 at the property. This write down was caused by a decrease in occupancy and rental rates at the property. The General Partner believes that it is unlikely that the property will be able to increase occupancy or rental rates and that this write down is necessary due to the location of the property and the weak economy in the Orange County, California area.